

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2015

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re: Reign Sapphire Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 8, 2015**
> **File No. 333-204486**

Dear Mr. Segelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2015 letter.

Dilution, page 20

1. We note the revisions you made to Dilution in response to comment 1. However, the amounts presented do not appear to be correct. Specifically, we note that you deducted the $150,000 of deferred offering costs reflected in your June 30, 2015 balance sheet in computing before the offering net tangible book value and net tangible book value per share. In addition, in computing post offering net tangible book value and net tangible book value per share you deducted the entire amount of estimated offering costs of $165,000 rather than just the additional $15,000 that has not yet been reflected in net tangible book value. It appears that post offering net tangible book value would be $982,365, $2,232,365, $3,482,365, $4,732,365 under each of the 25%, 50%, 75% and 100% offering scenarios, respectively. Please note that the amounts you present for estimated net proceeds from the offering under each of the 25%, 50%, 75% and 100%

offering scenarios appear to be correct. Please revise your disclosures under each of the 25%, 50%, 75% and 100% offering scenarios or advise us why you believe no revision is necessary.

Exhibit 5.1. Legal Opinion of Qian & Company, a California Professional Law Corporation

2. Counsel may not assume "the due authorization, execution and delivery" of documents of the party it is representing. Please revise the last clause of the third paragraph of the opinion accordingly.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Alan Gutterman